SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

MOGU Inc.

(Name of Issuer)

Ordinary shares, par value US$0. 00001 per share

(Title of Class of Securities)

608012308**

(CUSIP Number)

Feng Qi

+86 186-5711-5160

Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

13D

CUSIP No. 608012308

1	NAMES OF REPORTING PERSONS Elevenhalf MG International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 220,151,966 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 220,151,966 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,151,966 ordinary shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Including 220,151,966 Class B ordinary shares.
(2)

The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Issuer.

13D

CUSIP No. 608012308

1	NAMES OF REPORTING PERSONS Elevenhalf MG Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,082,038 ordinary shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,082,038 ordinary shares(3)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,082,038 ordinary shares(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(4)
14	TYPE OF REPORTING PERSON CO

(3)	Including 83,082,038 Class B ordinary shares.
(4)

The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Issuer.

13D

CUSIP No. 608012308

1	NAMES OF REPORTING PERSONS Qi Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 582,756,927 ordinary shares(5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 582,756,927 ordinary shares(6)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,756,927 ordinary shares(7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%(8)
14	TYPE OF REPORTING PERSON IN

(5)	Including 896,168 ADSs (representing 268,850,400 Class A ordinary shares), 10,672,523 Class A ordinary shares and 303,234,004 Class B ordinary shares.
(6)

The calculation of this percentage is based on 2,464,752,004 ordinary shares, par value $0.00001 per share (being the sum of 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of December 31, 2023 as informed by the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Class A ordinary shares, par value US$0.00001 per share (the “Class A Ordinary Shares”), of MOGU Inc., a company incorporated in the Cayman Islands (the “Issuer”), whose principal executive office is located at Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China. The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares (together, the “Ordinary Shares”). Each holder of Class A Ordinary Shares is entitled to 1 vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote.

The Issuer’s American Depositary Shares (“ADSs”), each representing 300 Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol “MOGU.”

Item 2.	Identity and Background

(a)

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•	Elevenhalf MG International Limited, a company incorporated in the British Virgin Islands;

•	Elevenhalf MG Holding Limited, a company incorporated in the British Virgin Islands; and

•	Mr. Qi Chen, an individual (“Qi Chen”).

(b)

The principal business address of Qi Chen is Mingqi Center, 8/F, Building No. 1, No. 666 Zhenhua Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

The principal business address of each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(c)

The principal occupation of Qi Chen is (i) the chairman of the board of directors of the Issuer and (ii) the sole director of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited.

The principal business of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is to hold Qi Chen’s beneficial interest in the Issuer.

(d)-(e)

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses of the Reporting Persons to Rows (4) of the cover pages and the information set forth in Item 4 of this Statement are incorporated herein by reference.

Item 4.	Purpose of Transaction

During the period from June 6, 2023 to July 5, 2023, Qi Chen acquired 103,180 ADSs, representing approximately 1.3% of the total outstanding Ordinary Shares of the Issuer, from the open market at an average price of US$2.61 per ADS. During such one-month period, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was approximately US$2.52 per ADS.

On June 29, 2023, Qi Chen acquired 369,882 ADSs, representing approximately 4.5% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm’s-length negotiation at an average price of US$2.8 per ADS. On June 29, 2023, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was US$2.48 per ADS.

On December 27, 2023, Qi Chen acquired 10,672,523 Class A ordinary shares, representing approximately 0.4% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm’s-length negotiation at an average price of US$2.02 per ADS. On December 27, 2023, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was US$2.05 per ADS.

On January 9, 2024, Qi Chen acquired 34,851 ADSs, representing approximately 0.4% of the total outstanding Ordinary Shares of the Issuer, from an independent third party through arm’s-length negotiation at an average price of US$2.02 per ADS. On January 9, 2024, the closing price of the Ordinary Shares of the Issuer on the New York Stock Exchange was US$2.05 per ADS.

As a result, Qi Chen beneficially holds 582,756,927 Ordinary Shares of the Issuer in the form of ordinary shares and ADSs as of January 9, 2024, representing approximately 23.6% of total outstanding Ordinary Shares of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages and the information set forth in Item 2 of this Statement are incorporated herein by reference.

Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust (the “Trust”). Qi Chen is the settlor of the Trust, and Qi Chen and others designated by Qi Chen are the beneficiaries of the Trust. Under the terms of the Trust, Qi Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in the Issuer. Pursuant to Rule 13d-3, he may be deemed to have Elevenhalf MG International Limited’s and Elevenhalf MG Holding Limited’s beneficial ownership over the Issuer. Accordingly, Qi Chen may be deemed to beneficially own 582,756,927 Ordinary Shares, representing approximately 23.6% of the total outstanding Ordinary Shares of the Issuer. This percentage is calculated based on the total of 2,464,752,004 outstanding Ordinary Shares as of December 31, 2023, as informed by the Issuer.

(c)

Except as described in Item 4 which is incorporated herein by this reference, during the past 60 days, none of the Reporting Persons has effected any transactions in Ordinary Shares or ADSs.

(d)

None.

(e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2024

Elevenhalf MG International Limited

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Director

Elevenhalf MG Holding Limited

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Director

Qi Chen

By:	/s/ Qi Chen
Name:	Qi Chen